EXHIBIT 21

ARBITRON INC.

SUBSIDIARIES

State or
Other Jurisdiction
Subsidiaries and Their Affiliates:	of Incorporation

Arbitron Holdings Inc.	Delaware

CSW Research Limited (1)	United Kingdom

Euro Fieldwork Limited (2)	United Kingdom

Ceridian Infotech (India) Private Limited	India

(1) CSW Research Limited is a subsidiary of Arbitron Holdings, Inc.

(1) Euro Fieldwork Limited is a subsidiary of CSW Research Limited.